Mail Stop 4561

November 14, 2007

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re:** **HSBC Holdings plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-14930**

Dear Mr. Flint:

We have reviewed your correspondence dated October 16, 2007 and have the following comment.

Form 20-F for the Fiscal Year Ended December 31, 2006:

Report of the Directors: Business Review, page 6

1.   We note your supplemental response to our comment letter dated September 12, 2007 that you do not believe your presentation of information on an "underlying basis" constitutes the use of "non-GAAP" measures. Although these disclosures may enhance and supplement a reader's understanding of your results, as these disclosures are not based on the generally accepted accounting principles ("GAAP") as your primary financial statements we believe such disclosure constitutes a presentation on a "non-GAAP" basis. We further note that your presentation of results on an "underlying basis" appears to not simply analyze the impact of nominal currency changes as it also includes adjustments for the impact of acquisitions, dispositions, and the change in presentation of non-equity minority interests as you disclose on page 2 of your Form 20-F. If you continue to present such disclosure in future filings, please reconcile the information disclosed on an "underlying basis" to the most directly comparable GAAP financial information, quantifying the different reconciling adjustments. Using the information in your 2006 Form 20-F, please provide us with an example of

your proposed future disclosure for a section of disclosure in which the "underlying basis" presentation includes adjustments for both constant currency and acquisitions or dispositions.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant